Mail Stop 4561

May 28, 2010

Kumar Gursahaney
DJSP Enterprises, Inc.
900 South Pine Island, Suite 400
Plantation, FL 33324

>   **Re: DJSP Enterprises, Inc.**
>   **Amendment No. 3 to Registration Statement on Form F-1**
>   **Filed May 19, 2010**
>   **File No. 333-164907**

Dear Mr. Gursahaney:

We have reviewed your amended filing and have the following comments. References to prior comments refer to those in our letter dated May 14, 2010.

Prospectus Summary

Overview, page 2

1.   We note your response to prior comment 2 and the new disclosure on page 2 indicating that the transaction among Chardan 2008, FlatWorld Capital and the Stern Contributors was conducted through DAL in order to achieve the tax objectives of the parties. Please briefly explain in this section what were the tax objectives of the parties.

Recent Trends, page 3

2.   We note your response to prior comments 1 and 7. In your next amendment, please include a discussion of your operating results for the first quarter of fiscal 2010 and disclose the number of foreclosure referrals that DJSP received during the quarter. Please also expand this section to discuss any events that have occurred since the end of your last fiscal year that have or may significantly impact your operations. For example, we note the disclosure in the press release filed with your Form 6-K on May 28, 2010 that one of your largest bank clients initiated a previously undisclosed foreclosure system conversion that has resulted in a marked decrease in the number of its foreclosure file referrals.

Capitalization of DJSP Enterprises, Inc. page 16

3.   Despite the revisions made in response to prior comment 9, the amounts presented in this table continue to differ from those presented in your pro forma balance sheet on page 31. Revise or advise.

Unaudited Pro Form Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Balance Sheet, page 31

4.   Revise to label the "Stern Notes" line item as being due to a related party.

Risk Factors

"In connection with the Transaction, we and our subsidiaries issued approximately $103 million of debt…," page 7

5.   We note the reference to "our lenders" in this risk factor. Please revise the sub-caption and body of the risk factor to clarify that Mr. Stern is your largest creditor.

Pro Form Adjustments, page 32

6.   We are continuing to consider your responses to prior comments 12 and 13 and have the following additional comments:

   - Explain why you believe that the fact that few holders elected to redeem their shares prior to the transaction provides persuasive evidence that a rescission is remote. In this regard, in choosing not to redeem their shares prior to the Transaction, shareholders appear to have had little downside risk to holding their IPO shares given the fact that rescission rights were retained.

   - Explain why you believe that the fact that no new rescission claims have been made to date to be persuasive evidence that a rescission is remote. In this regard, since the Transaction was announced in December 2009, a holder would not have had an incentive for a rescission claim due to the company's shares trading at an amount significantly in excess of the per unit IPO price. Since a holder has a year to three years to make a claim indicate why receiving no recent claims is relevant.

   - We note that as of May 28, 2010 your stock price has fallen and that your shares are trading at a price significantly below the IPO unit price. Please provide an analysis of your consideration of the probability that claims may be filed given the significant change in your stock price. In this regard, explain why the contingency would remain remote while your stock price and the overall stock market are very volatile.

Certain Relationships and Related Transactions

Services Agreement, page 66

7.   We note your disclosure in this section that the fees charged to DJS in the Services Agreement were not set based upon fee levels negotiated with parties other than Chardan 2008." Please revise your disclosure to state, if true, that you are unable to determine at this time how the terms of the Services Agreement including the fees charged to DJS LLC, would compare to the terms of a similar agreement entered into with an unaffiliated party and that the fees charged to DJS LLC could be significantly less than what you would charge an unrelated party for the same services.

Item 18. Financial Statements

DJS Processing Division and Its Combined Affiliates
Combined Carve-Out Statements of Income, page F-4

8.   We note that you have separately disclosed client reimbursed costs as a revenue line item and that all such costs were attributable to related parties. Revise the "Client reimbursed costs" line item to identify these also as arising from related party transactions.

As appropriate, please revise your registration statement in response to our comments. Please provide us with marked copies of the amendment to expedite our review. Please also furnish a cover letter with your amendment. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions or comments on the financial statements and related matters. For all other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

Kumar Gursahaney
DJSP Enterprises, Inc.
May 28, 2010
Page 4

cc: <u>Via Facsimile (212) 937-3943</u>
        Giovanni Caruso, Esq.
        Loeb & Loeb LLP